January 3, 2023

VIA EDGAR & E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Taylor Beech

Mara Ransom

Re: Yum China Holdings, Inc.

Form 10-K for the Year Ended December 31, 2021

Filed February 28, 2022

Correspondence Filed October 31, 2022

File No. 1-37762

Ladies and Gentlemen:

Yum China Holdings, Inc. (the “Company”) is pleased to respond to the letter dated December 16, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2021. For the convenience of the Staff’s review, we have set forth below the comments contained in the Staff’s letter in italics followed by the Company’s response.

Correspondence Filed October 31, 2022

Item 1. Business, page 3

1.
We note your proposed revised disclosure in response to comment 1 and reissue our comment in part. Provide prominent disclosure in this section about the legal and operational risks associated with having the majority of the company’s operations in China. Your disclosure should also make clear whether these risks could significantly limit or completely hinder your ability to offer securities to investors. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Where you suggest revised disclosure to indicate the value of an invest in your securities could decline, please go on to state “and become worthless.” In this regard, we note you have only included a cross reference to your risk factors instead of including prominent disclosure in this section as well.

Company Response:

The Company proposes to include the following disclosure in a prominent location under the heading “Item 1. Business” of its future annual reports on Form 10-K:

Doing Business in China

Risks Related to Doing Business in China

Substantially all of our business operations are located in China. Accordingly, we face various legal and operational risks and uncertainties under the complex and evolving PRC laws and regulations, including the following:

•
Changes in Chinese political policies and economic and social policies or conditions may materially and adversely affect our business, results of operations and financial condition and may result in our inability to sustain our growth and expansion strategies.
•
Uncertainties with respect to the interpretation and enforcement of Chinese laws, rules and regulations could have a material adverse effect on us.
•
The audit report included in this annual report on Form 10-K is prepared by auditors who previously were unable to be inspected by the Public Company Accounting Oversight Board and, as such, our stockholders have been in the past and may in the future again be deprived of the benefits of such inspection, and our common stock may be subject to delisting from the New York Stock Exchange in the future.
•
Changes in political, business, economic and trade relations between the United States and China may have a material adverse impact on our business, results of operations and financial condition.
•
Fluctuation in the value of RMB may result in foreign currency exchange losses.
•
The increasing focus on environmental sustainability issues may create operational challenges for us, increase our costs and harm our reputation.
•
Interventions in or the imposition of restrictions and limitations by the PRC government on currency conversion and payments of foreign currency and RMB out of mainland China may limit our ability to utilize our cash balances effectively, including making funds held by our China-based subsidiaries unavailable for use outside of mainland China, which could limit or eliminate our ability to pay dividends and affect the value of your investment.

•
Changes in the laws and regulations of China or noncompliance with applicable laws and regulations may have a significant impact on our business, results of operations and financial condition, and may cause the value of our securities to decline.
•
We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries in China to fund offshore cash requirements.
•
Under the EIT Law, if we are classified as a China resident enterprise for Chinese enterprise income tax purposes, such classification would likely result in unfavorable tax consequences to us and our non-Chinese stockholders.
•
We and our stockholders face uncertainty with respect to indirect transfers of equity interests in China resident enterprises through transfer of non-Chinese-holding companies. Enhanced scrutiny by the Chinese tax authorities may have a negative impact on potential acquisitions and dispositions we may pursue in the future.
•
There may be difficulties in effecting service of legal process, conducting investigations, collecting evidence, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us and our management.
•
The Chinese government may determine that the variable interest entity structure of Daojia does not comply with Chinese laws on foreign investment in restricted industries.
•
Certain defects caused by non-registration of our lease agreements related to certain properties occupied by us in China may materially and adversely affect our ability to use such properties.
•
Our restaurants are susceptible to risks in relation to unexpected land acquisitions, building closures or demolitions.
•
Any failure to comply with Chinese regulations regarding our employee equity incentive plans may subject Chinese plan participants or us to fines and other legal or administrative sanctions.
•
Failure to make adequate contributions to various employee benefit plans as required by Chinese regulations may subject us to penalties.
•
Proceedings instituted by the SEC against certain China-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.
•
Chinese regulation of loans to, and direct investment in, Chinese entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans or additional capital contributions to our Chinese subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.
•
Regulations regarding acquisitions may impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.
•
The PRC government has significant oversight and discretion to exert control over offerings of our securities conducted outside of China and foreign investment in China-based issuers, and may limit or completely hinder our ability to offer securities to investors, which may cause the value of such securities to significantly decline.

These risks could result in a material adverse change in our operations and the value of our shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, refer to “Item 1A. Risk Factors—Risks Related to Doing Business in China.” For more information regarding the effect of government regulations on the Company, including PRC regulations, refer to “Item 1. Business—Government Regulation.” For more information regarding the Company’s cash flows into and out of China, refer to “Item 1. Business—Doing Business in China—Cash Flows.”

The Company respectfully notes that it has only one variable interest entity acquired as part of its acquisition of Daojia, and Daojia, which represents less than 1% of the Company’s total revenue, is immaterial to the Company as a whole. Therefore, the Company does not believe that Chinese regulations pertaining to VIEs represent a material risk to the Company, other than as currently disclosed in the Company’s risk factors on pages 23, 51 and 52 of the Company’s Form 10-K filed on February 28, 2022 (“2021 Form 10-K”), revised and supplemented as discussed in the Company’s response dated October 31, 2022 (the “Prior Response”) to the Staff’s letter dated September 21, 2022 (the “Prior Letter”). Furthermore, the Company has proposed additional disclosure in “Item 1. Business” regarding data security and anti-monopoly risks as noted in response to comment 7 below and as provided in the Prior Response. The Company also notes that the Company currently includes in its 2021 Form 10-K a risk factor relating to Chinese anti-monopoly regulations under the heading “Regulations regarding acquisitions may impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions” on page 56 of the 2021 Form 10-K.

2.
We note your revised disclosure in response to comment 2. Where you address the August 26, 2022 Statement of Protocol, please further revise to state that the PCAOB will be required to reassess its determinations by the end of 2022.

Company Response:

The Company acknowledges the Staff’s comment and undertakes to revise the referenced disclosure to state that the PCAOB will be required to reassess its determinations by the end of 2022.

3.
We note your response to comment 3 and reissue our comment. The disclosure here should not be qualified by materiality. Provide proposed revised disclosure that includes a clear description of how cash is transferred through your organization. Quantify in that disclosure any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Provide cross-references to the consolidated financial statements.

Company Response:

The Company proposes to include the following disclosure under the heading “Item 1. Business—Doing Business in China” in future filings:

Cash Flows

Yum China is a Delaware holding company conducting substantially all of its operations in China through its China subsidiaries. Yum China derives substantially all of its revenue through its operations in China, and Yum China indirectly owns, and receives dividends from, its China subsidiaries. In addition, the Company has also generated cash from its global offering in September 2020.

For the year ended December 31, 2021, the Company’s China subsidiaries distributed approximately $411 million in dividends to the Company’s Hong Kong-incorporated holding companies. Dividends paid by China subsidiaries to their direct offshore parent company are subject to Chinese withholding income tax at the rate of 10%, but Hong Kong has a tax arrangement with mainland China that provides for a 5% withholding tax on dividends upon meeting certain conditions and requirements. Once distributed outside of mainland China, the funds are freely transferrable. For the year ended December 31, 2021, the Company’s Hong Kong subsidiaries did not distribute dividends to the Company’s Delaware holding company.

In 2021, Yum China paid cash dividends to stockholders totaling $203 million and repurchased $75 million of its common stock. The source of funds for these dividends and repurchases was cash on hand held outside of mainland China. These dividends to stockholders and repurchases generally had no tax consequence to the Company, but may be taxable (including by way of withholding) to its stockholders. In August 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into law in the U.S. The IRA contains certain tax measures, including an excise tax of 1% on net share repurchases that occur after December 31, 2022. For more information on our dividends and share repurchases, see the Consolidated Statements of Cash Flows and Note 16 to the Consolidated Financial Statements in our Form 10-K for the year ended December 31, 2021.

In addition, Yum China makes investments in its China subsidiaries through capital contributions to further support their operational and growth needs. For the year ended December 31, 2021, one of Yum China’s subsidiaries, which was incorporated in Hong Kong, made capital contributions to the Company’s China subsidiaries totaling approximately $95 million. Cash may also be transferred among the Company’s China subsidiaries and their offshore holding companies by means of intercompany loans. No such intercompany loans were made in 2021.

For more information regarding the Company’s cash flows, see our Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019 and the related notes to our Consolidated Financial Statements.

4.
We note your response to comment 4 and reissue our comment in part. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available for other use outside of the PRC, including for distributing dividends to your investors, due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. Provide a cross-reference to the other discussions in this section.

Company Response:

The Company refers to the disclosure set forth in response to comment 1 to be included in “Item 1. Business” under the heading “Interventions in or the imposition of restrictions and limitations by the PRC government on currency conversion and payments of foreign currency and RMB out of mainland China may limit our ability to utilize our cash balances effectively, including making funds held by our China-based subsidiaries unavailable for use outside of mainland China, which could limit or eliminate our ability to pay dividends and affect the value of your investment.” The Company also refers to the cross references to the more detailed discussions of risk factors, government regulations and cash flows set forth in response to comment 1 above.

Additionally, the Company undertakes to include a summary of this risk factor under “Risk Factors—Summary of Risk Factors” and to replace the risk factor heading “Governmental control of currency conversion and payments of foreign currency and RMB out of mainland China may limit our ability to utilize our cash balances effectively and affect the value of your investment” with the above revised heading.

5.
We note your response to comments 3 and 5 and reissue comment 5 in part. Move the disclosure under the headings Regulations Relating to Dividend Distribution and Regulations Relating to Taxation on page 18 to a more prominent place in this section. Also include disclosure addressing governmental control of currency conversion and payments of foreign currency and the Chinese Renminbi out of mainland China.

Company Response:

The Company undertakes to move the disclosures under the heading “Item 1. Business—Regulations Relating to Dividend Distribution and Regulations Relating to Taxation” to a more prominent location in Item 1. Business, directly under the heading “Item 1. Business—Risks

Related to Doing Business in China.” The Company also refers to the disclosures set forth in response to comments 1 and 4 relating to governmental control of currency conversion and payments of foreign currency and the Chinese Renminbi out of mainland China, which will be included in Item 1. Business.

6.
We note your response to comment 6 that the company has comprehensive cash management policies in place. Summarize the policies in this section and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.).

Company Response:

In future annual reports, the Company proposes to further include the following summary of the Company’s cash management policies under the heading “Item 1. Business—Doing Business in China—Cash Management Policies”:

The Company has comprehensive cash management policies in place, including specific policies governing approvals with respect to fund transfers throughout our organization.

Our Board of Directors and the Audit Committee oversee the Company’s major financial risk exposures. The Company maintains an authorization policy on cash management, setting forth the scope of authority for certain treasury matters that are delegated by the Board of Directors to management. Under this policy, certain treasury matters, such as intercompany loans, short-term investments and dividends distributed from the Company’s subsidiaries to the holding company, are clearly defined, with the level of approval required for each matter specifically identified.

Our management regularly monitors the liquidity position, funding requirements and investment returns in different jurisdictions of our subsidiaries, and takes into consideration regulatory requirements in the jurisdictions in which the Company has subsidiaries or operations. When funding is required, all necessary approvals are obtained from Company management and relevant governmental authorities, including China’s State Administration of Foreign Exchange.

In addition, our ability to declare and pay any dividends on our stock may be restricted by earnings available for distribution under applicable Chinese laws. See “Government Regulation—Regulations Relating to Dividend Distribution” for more information.

7.
We note your response to comment 7 and reissue our comment in part. Please revise to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. In this regard, we note that you only include a cross reference to your risk factors. Explicitly state whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC) or Cyberspace Administration of China (CAC), and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In this regard, we note your disclosure that the company “has obtained all material required approvals, other than as disclosed in [y]our Risk Factors.” This disclosure should not be qualified by materiality, and you should specifically identify the approvals you have not received in this section. Lastly, please describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Company Response:

The Company acknowledges the Staff’s comment and proposes to include, in future annual reports, the following disclosure under the heading “Item 1. Business—Doing Business in China —Government Regulation”:

Government Regulation

The Company is subject to various laws affecting its business, including the following:~~. In accordance with the relevant laws and regulations in the PRC, we are required to obtain various approvals, licenses, permits, registrations and filings to operate our restaurant business, including the relevant food business license, environmental protection assessment and inspection registration or approval, and fire safety inspection acceptance approval or other alternatives.~~

•
Each of our restaurants in China is required to obtain (1) the relevant food business license; (2) the environmental protection assessment and inspection registration or approval; and (3) the fire safety inspection acceptance approval or other alternatives. Some of our restaurants which sell alcoholic beverages are required to make further registrations or obtain additional approvals, as described under the heading “Risk Factors—Risks Related to Doing Business in China—We require various approvals, licenses and permits to operate our business and the loss of or failure to obtain or renew any or all of these approvals, licenses and permits could adversely affect our business and results of operations”;
•
Cash transfers from the Company’s PRC subsidiaries to its subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency-denominated obligations. See “Government Regulation—Regulations Relating to Dividend Distribution” and “—Regulations Relating to Taxation” for more information;
•
We are subject to Chinese regulations on loans to and direct investment in Chinese entities by offshore holding companies. Thus, loans by us to our wholly-owned Chinese subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterparts of the State Administration of Foreign Exchange (“SAFE”). If we decide to finance our wholly-owned Chinese subsidiaries by means of capital contributions, in practice, we might be still required to obtain approval from China’s Ministry of Commerce (“MOFCOM”) or its local counterparts. See “Risk Factors—Risks Related to Doing Business in China—Chinese regulation of loans to, and direct investment in, Chinese entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans or additional capital contributions to our Chinese subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business” for more information;
•
We are subject to regulations relating to certain investments and acquisitions relating to businesses in China, including under the PRC Anti-monopoly Law and the Provisions of the Ministry of Commerce on M&A of a Domestic Enterprise by Foreign Investors (“M&A Rules”) jointly adopted by six PRC regulatory agencies, including MOFCOM, the State-Owned Assets Supervision and Administration Commission, the Chinese State Taxation Administration (“STA”), the State Administration for Industry and Commerce of the People's Republic of China, the China Securities Regulatory Commission (“CSRC”) and SAFE. See “Risk Factors—Risks Related to Doing Business in China—Regulations regarding acquisitions may impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions” for more information;
•
We are subject to cybersecurity regulations, including those enforced by the Cyberspace Administration of China, including the PRC Cybersecurity Law, which imposes tightened requirements on data privacy and cybersecurity practices, the PRC Data Security Law, which imposes data security and privacy obligations on entities and individuals carrying out data activities (including activities outside of the PRC), requires a national security review of data activities that may affect national security, and imposes restrictions on data transmissions, the PRC Personal Information Protection Law, which sets out the regulatory framework for handling and protection of personal information and transmission of personal information, among others. See “Risk Factors—Risks Related to Our Business and Industry—Unauthorized access to, or improper use, disclosure, theft or destruction of, our customer or employee personal, financial or other data or our proprietary or confidential information that is stored in our information systems or by third parties on our behalf could result in substantial costs, expose us to litigation and damage our reputation;” and
•
We may be subject to regulations relating to overseas securities offering and listing of China-based companies, including pursuant to the Opinions on Intensifying Crack Down on Illegal Securities Activities issued by the PRC government authorities, which called for enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies, and proposed measures such as the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies; the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments)

(the “Draft Administration Provisions”) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Measures”) issued by the CSRC, which regulate overseas securities offering and listing activities by China-based companies; the draft Regulations on Network Data Security management (the “Draft Cyber Data Security Regulations”) issued by the CAC, which requires, among other things, that a prior cybersecurity review be conducted by the Cybersecurity Review Office before listing overseas for data processors which process over one million users’ personal information, and for the listing in Hong Kong of data processors which affect or may affect national security; Measures for Cybersecurity Review, jointly issued by the National Development and Reform Commission, the Ministry of Industry and Information Technology of the PRC, and several other administrations, which require, among other things, that a network platform operator holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering or listing outside of mainland PRC and Hong Kong. See “Risk Factors—Risks Related to Doing Business in China— The PRC government has significant oversight and discretion to exert control over offerings of our securities conducted outside of China and foreign investment in China-based issuers, and may limit or completely hinder our ability to offer securities to investors, which may cause the value of such securities to significantly decline.”

The Company is also subject to tariffs and regulations on imported commodities and equipment and laws regulating foreign investment, as well as anti-bribery and corruption laws. Compliance with applicable laws and regulations has not had a material effect on the Company’s capital expenditures, earnings and competitive position. The Company has not historically been materially and adversely affected by such requirements or by any difficulty, delay or failure to obtain required approvals, licenses, permits, registrations or filings and has obtained all material required approvals. As of the date of this annual report, no material permissions have been denied to us by relevant government authorities in China, and we have not received any inquiry, notice, warning, or sanctions regarding our business operations and corporate structure from the CSRC, CAC or any other PRC governmental agency that would have a material impact on our business, results of operations or financial condition. However, we cannot predict the effect that the compliance with laws and regulations may have on our capital expenditures, earnings and competitive position in the future, or how we may be affected if we do not receive or maintain any required permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations or interpretations change and we are required to obtain additional permissions or approvals in the future. If (i) we have inadvertently concluded that such permissions, approvals, licenses or permits have been acquired or are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions, approvals, licenses or permits in the future, then we may have to expend time and costs to procure them. If we are unable to do so on commercially reasonable terms or in a timely manner, it could cause significant disruption to our business operations and damage our reputation, which would in turn have a material adverse effect on our business, results of operations and financial condition. See “Item 1A. Risk Factors” for a discussion of additional risks relating to federal, state, provincial, local and international governmental regulation of our business.

In future annual reports, the Company also proposes to make the following revisions to the below risk factor:

We require various approvals, licenses and permits to operate our business and the loss of or failure to obtain or renew any or all of these approvals, licenses and permits could adversely affect our business and results of operations.

In accordance with the laws and regulations of China, we are required to maintain various approvals, licenses, permits, registrations and filings in order to operate our restaurant business. Each of our restaurants in China is required to obtain (1) the relevant food business license; (2) the environmental protection assessment and inspection registration or approval; and (3) the fire safety inspection acceptance approval or other alternatives. Some of our restaurants which sell alcoholic beverages are required to make further registrations or obtain additional approvals. These licenses and registrations are achieved upon satisfactory compliance with, among other things, the applicable food safety, hygiene, environmental protection, fire safety and alcohol laws and regulations. Most of these licenses are subject to periodic examinations or verifications by relevant authorities and are valid only for a fixed period of time and subject to renewal and accreditation.

We did not obtain these licenses or approvals for a limited number of our restaurants in a timely manner in the past and there is no assurance that we or our franchisees will be able to obtain or maintain any of these licenses in the future. Rapidly evolving laws and regulations, and inconsistent interpretations and enforcements thereof could impede our ability to obtain or maintain the required permits, licenses and certificates required to conduct our businesses in China. Difficulties or failure in obtaining the required permits, licenses and certificates could result in our inability to continue our business in China in a manner consistent with past practice. In such an event, our business and results of operations may be adversely affected. If (i) we have inadvertently concluded that such permissions, approvals, licenses or permits have been acquired or are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions, approvals, licenses or permits in the future, then we may have to expend time and costs to procure them. If we are unable to do so on commercially reasonable terms or in a timely manner, it could cause significant disruption to our business operations and damage our reputation, which would in turn have a material adverse effect on our business, results of operations and financial condition.

8.
We note your response to comment 14 and reissue our comment in part. Revise to identify your directors and executive officers who reside within China in the new “Enforceability” section.

Company Response:

The Company proposes to include the following disclosure under the heading “Item 1. Business—Information about our Executive Officers” of future annual reports:

Enforceability

Our executive officers, including our Chief Executive Officer and Chief Financial Officer, and a majority of our directors reside within mainland China and/or Hong Kong or spend significant amounts of time in mainland China and/or Hong Kong. As a result, it may not be possible to effect service of process upon these persons, to obtain information from such persons necessary for investigations or lawsuits, or to bring lawsuits or enforcement actions or enforce judgments against such persons. For more information, see “Risk Factors—Risks Related to Doing Business in China—There may be difficulties in effecting service of legal process, conducting investigations, collecting evidence, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us and our management.”

The Company respectfully advises the Staff that it does not believe that the identity of specific directors who reside or spend significant amounts of time in China and/or in Hong Kong is material to investors in evaluating the risk of an investment in the Company.

Additionally, the Company respectfully advises the Staff that the Company’s existing risk factor disclosure under the heading cited above accurately represents the material risks to shareholders as a result of difficulties in bringing and enforcing lawsuits against members of management in China.

Item 1A. Risk Factors

Summary of Risk Factors, page 22

9.
We note your response to comment 8. Please further revise to clarify in section (b) that rules and regulations in China can change quickly with little advance notice and address the risk that the Chinese government may intervene or influence your operations at any time. Disclose that such risks could result in a material change in your operations and/or the value of your securities. Revise section (t) to state that such risks could cause the value of your securities to significantly decline or be worthless. Include a cross reference to each relevant individual detailed risk factor.

Company Response:

In future annual reports, the Company proposes to make the following revisions to the disclosure under “Risk Factors—Summary of Risk Factors:”

•
. . . (b) uncertainties with respect to the interpretation and enforcement of Chinese laws, rules and regulations, which may be subject to change from time to time with little advance notice, and the risk that the PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities . . . . and (t) the PRC government has significant oversight and discretion to exert control over offerings of securities conducted outside of China and over foreign investment in China-based issuers, and may limit or completely hinder our ability to offer securities to investors, or cause the value of our securities to significantly decline; these risks are each discussed in detail in the section “Risks Related to Doing Business in China.”

The Company respectfully notes that adding a cross-reference to each risk factor would result in the “Summary of Risk Factors” section going beyond the two-page limitation set forth in Item 105(b) of Regulation S-K. The Company submits that the language in the above proposed revised disclosure stating that the risks are each discussed in detail in “Risks Related to Doing Business in China,” in addition to a similar reference in the proposed new section “Doing Business in China–Risks Related to Doing Business in China” in Item 1, is sufficient to direct investors to the individual detailed risk factor.

10.
We reissue comment 10 in part. Disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. To the extent that you believe that certain permissions or approvals are not required or applicable, discuss how you came to that conclusion, why that is the case, and the basis on which you made that determination.

Company Response:

In future annual reports, the Company proposes to make the following revisions to the below risk factor:

Unauthorized access to, or improper use, disclosure, theft or destruction of, our customer or employee personal, financial or other data or our proprietary or confidential information that is stored in our information systems or by third parties on our behalf could result in substantial costs, expose us to litigation and damage our reputation.

We have been using, and plan to continue to use, digital technologies to improve the customer experience and drive sales growth. We, directly or indirectly, receive and maintain certain personal, financial and other information about our customers in various information systems that we maintain and in those maintained by third-party service providers when, for example, receiving orders through mobile or online platforms, accepting digital payments, operating loyalty programs and conducting digital marketing programs. Our information technology systems, such as those we use for administrative functions, including human resources, payroll, accounting and internal and external communications, can contain personal, financial or other information of our over 450,000 employees. We also maintain important proprietary and other confidential information related to our operations and identifiable information about our franchisees. As a result, we face risks inherent in handling and protecting large volumes of information.

If our security and information systems or the security and information systems of third-party service providers are compromised for any reason, including as a result of data corruption or loss, security breach, cyber-attack or other external or internal methods, or if our employees, franchisees or service providers fail to comply with laws, regulations and practice standards, and this information is obtained by unauthorized persons, used or disclosed inappropriately or destroyed, it could subject us to litigation and government enforcement actions, cause us to incur substantial costs, liabilities and penalties and/or result in a loss of customer confidence, any and all of which could adversely affect our business, reputation, ability to attract new customers, results of operations and financial condition.

In addition, the use and handling of this information is regulated by evolving and increasingly demanding laws and regulations. The Chinese government has focused increasingly on regulation in the areas of information security and protection, including by implementing the PRC Cybersecurity Law effective June 1, 2017, which imposes tightened requirements on data privacy and cybersecurity practices. There are uncertainties with respect to the application of the cybersecurity law in certain circumstances. In addition, the PRC Data Security Law, which took effect on September 1, 2021, imposes data security and privacy obligations on entities and individuals carrying out data activities (including activities outside of the PRC), requires a national security review of data activities that may affect national security, and imposes restrictions on data transmissions. Furthermore, the PRC Personal Information Protection Law, which took effect on November 1, 2021, sets out the regulatory framework for handling and protection of personal information and transmission of personal information, and many specific requirements of the law remain to be clarified by the Cyberspace Administration of China (the “CAC”) and other regulatory authorities. The Measures for Cybersecurity Review, which took effect on February 15, 2022, require critical information infrastructure operators procuring network products and services and online platform operators carrying out data processing activities, which affect or may affect national security, to conduct a cybersecurity review pursuant to the provisions therein. The Measures for Security Assessment for Outbound Data Transfer, which took effect on September 1, 2022, mandate mandatory government security review by CAC in advance of certain cross-border data transfer activities. As of the date of this annual report, (i) no detailed rules or implementation rules of the Measures for Cybersecurity Review have been issued by any PRC authority; and (ii) we have not received any formal notice from any PRC cybersecurity regulator identifying us as a “critical information infrastructure operator” or requiring us to go through the cybersecurity review procedures pursuant to the Revised Cybersecurity Review Measures. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation or changes in enforcement. We have been taking and will continue to take reasonable measures to comply with applicable cybersecurity, data privacy and security laws. We cannot guarantee the effectiveness of the measures undertaken by us, and such measures may still be determined as insufficient, improper, or even as user-privacy invasive, by the relevant authorities, which may result in penalties against us.

Compliance with these laws, as well as additional regulations and standards regarding data privacy, data collection and information security that PRC regulatory bodies may enact in the future, may result in additional expenses to us as we may be required to upgrade our current information technology systems. Furthermore, as a result of legislative and regulatory rules, we may be required to notify the owners of information of any breach, theft or loss of their information, which could harm our reputation, as well as subject us to litigation or actions by regulatory bodies and adversely affect our financial results.

We expect that cybersecurity, data privacy and security will continue to be a focus of regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with information security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business, shutdown of websites and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

As of the date of this annual report, we believe, to the best of our knowledge, our business operations do not violate any of the above laws and regulations currently in force in any material respect, including those that have been issued by CAC, as of the date of this annual report.

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Thank you for your consideration in reviewing the above responses. We note that all proposed future disclosures remain subject to further revision in response to business and regulatory developments that may affect the Company between now and the filing of its next annual report. Please contact me at Joseph.Chan@YumChina.com with any questions.

Sincerely,

/s/ Joseph Chan

Joseph Chan

Chief Legal Officer